UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                                FORM 11-K

 (MARK ONE)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008.

                                   OR

\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   COMMISSION FILE NUMBER 1-6682

      A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT
                   FROM THAT OF ISSUER NAMED BELOW:

                 HASBRO, INC. RETIREMENT SAVINGS PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             HASBRO, INC.
                         1027 NEWPORT AVENUE
                       PAWTUCKET, RI 02862-1059


                           REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

  The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

   Report of Independent Registered Public Accounting Firm
   Statements of Net Assets Available for Plan Benefits as of
    December 31, 2008 and 2007
   Statements of Changes in Net Assets Available for Plan Benefits for
    the years ended December 31, 2008 and 2007
   Notes to Financial Statements

   Supplemental Schedule:
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm



                               SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Hasbro, Inc. Retirement Savings Plan
                                        ------------------------------------


Date: June 26, 2009                     /s/ Deborah Thomas
      -------------                     ------------------------------------
                                        Deborah Thomas

                                        Chief Financial Officer

            Report of Independent Registered Public Accounting Firm

The Plan Administrator


Hasbro, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of
December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Providence, Rhode Island
June 25, 2009

                       HASBRO, INC. RETIREMENT SAVINGS PLAN

               Statements of Net Assets Available for Plan Benefits

                           December 31, 2008 and 2007


                                                     2008              2007
                                                     ----              ----
Assets:
    Cash and cash equivalents                   $  2,972,030           199,604
    Investments, at fair value                   222,863,954       316,518,663
    Wrapper contracts, at fair value                 101,978                 -
                                                 -----------       -----------
          Total investments and cash (note 3)    225,937,962       316,718,267
                                                 -----------       -----------

    Receivables:
      Loans to participants                        5,349,883         5,257,464
      Investment income                              186,168               735
      Employer contributions                       9,213,459                 -
      Due from brokers for securities sold           185,824             4,097
                                                 -----------       -----------
          Total receivables                       14,935,334         5,262,296
                                                 -----------       -----------
                Total assets                     240,873,296       321,980,563
                                                 -----------       -----------

Liabilities:
    Due to brokers for securities purchased                -            21,127
    Other liabilities                                200,247            11,165
    Accrued administrative expenses                  112,171                 -
                                                 -----------       -----------
                Total liabilities                    312,418            32,292
                                                 -----------       -----------

Net assets, reflecting investments at
 fair value                                      240,560,878       321,948,271

Adjustment from fair value to contract
 value for fully benefit-responsive
 investment contracts                              2,036,852           233,839
                                                 -----------       -----------

     Net assets available for plan benefits     $242,597,730       322,182,110
                                                 ===========       ===========




See accompanying notes to financial statements.

                        HASBRO, INC. RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Plan Benefits

                       Years ended December 31, 2008 and 2007


                                                       2008           2007
                                                      -----          -----
Changes in net assets attributed to:
   Investment (loss) income:
    Net (depreciation) appreciation in
      fair value of investments                   $ (98,045,208)   11,586,244
    Dividends and interest                            6,493,608    13,410,245
                                                    -----------   -----------
        Total investment (loss) income (note 3)     (91,551,600)   24,996,489
                                                    -----------   -----------

   Contributions:
    Rollovers                                           765,039     1,068,893
    Employee contributions                           15,249,665    14,681,244
    Employer matching and other contributions        19,015,732     9,191,005
                                                    -----------   -----------
        Total contributions                          35,030,436    24,941,142
                                                    -----------   -----------

   Transfer from other plan                           1,114,514             -
   Termination, withdrawal and retirement
     payments directly to participants              (23,768,134)  (29,575,801)
   Administrative expenses                             (409,596)      (88,292)
                                                     ----------   -----------

            Net (decrease) increase                 (79,584,380)   20,273,538

Net assets available for plan benefits:
  Beginning of year                                 322,182,110   301,908,572
                                                   ------------   -----------
  End of year                                    $  242,597,730   322,182,110
                                                   ============   ===========


See accompanying notes to financial statements.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


(1) Description of Plan

   The following brief description of the Hasbro, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    (a) General
        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively the Company or Plan Administrator). Participation in the Plan is voluntary and eligibility provisions apply.

    (b) Plan Merger and Transfer of Plan Assets
        Hasbro, Inc. acquired Cranium, Inc. in January 2008. As a result, the Cranium, Inc. 401(k) Plan was merged into the Hasbro, Inc. Retirement Savings Plan on July 1, 2008. Assets totaling $1,114,514 were transferred into the Plan as a result of the merger.

    (c) Contributions
        Eligible employees could contribute up to 50% of their eligible pay, limited to an annual maximum of $15,500 in 2008 and 2007.
        Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. For Milton Bradley union employees, from January 1, 2006 to February 4, 2007 the Company made a 30% matching contribution, up to a maximum of 6% of a participant's eligible pay per pay period. For the remainder of 2007, the Company's matching contribution was 35%, up to a maximum of 6% of a participant's eligible pay per pay period. From January 1, 2008 through December 31, 2008 the Company's matching contribution for Milton Bradley union employees was 40%, up to a maximum of 6% of a participant's eligible pay per pay period.

        All eligible employees at least age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions." The Company does not make a matching contribution. Catch-up contributions may be made up to an additional $5,000 for 2008 and 2007.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


        Effective at the end of December 2007, the Company froze defined benefit pension benefits being accrued for its non-union employees in the Hasbro, Inc. Pension Plan in the United States. These pension benefits were replaced by additional employer contributions made to this Plan beginning in 2008. These additional contributions for non-union employees include an annual Company contribution equal to 3% of an employee's eligible yearly pay. In addition, for eligible employees who met certain requirements that were based on a combination of age and years of vesting service in the pension plan as of December 31, 2007, the Company will make an annual transition contribution of between 1% and 9% of an employee's eligible yearly pay. The annual transition contribution is effective for Plan years 2008 through 2012.

    (d) Vesting
        All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contribution to the Plan. Participants become 100% vested in the Company's other contributions, including the annual 3% Company contribution and the annual transition contribution, after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

    (e) Forfeitures

        The unvested portion of a terminated Participant's account is forfeited and used to reduce future employer contributions. In 2008 and 2007 there were no forfeitures.

    (f) Payment of Benefits

        Payments to participants will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 1/2 may make in-service withdrawals from their vested accounts in the Plan for any reason.

    (g) Participant Loans
        The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


        outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate on the 1st day of the month (for each month) at prime as published in the Wall Street Journal on the prior day. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, then the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

    (a) Basis of Accounting
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

    (b) Investments
        Investments are stated at fair value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the plan.

        In 2008 and 2007 certain investment options offered by the Plan were deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Plan Benefits are stated at their fair values, with corresponding adjustments to reflect these investments at contract value. See Note 3 for further information on these investments.

        Participant loans receivable are recorded at amortized cost.

        Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


        Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

        Net (depreciation) appreciation in the fair value of investments includes both realized and unrealized gains and losses.

    (c) Contributions
        Contributions from employees are accounted for when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2008 and 2007, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The annual 3% company contribution and transition contributions are paid to the Plan subsequent to the end of each Plan year and are recorded as employer contributions receivable on the Statement of Net Assets Available for Plan Benefits at year end.

    (d) Payments of Benefits
        Benefits are recorded when paid.

    (e) Administrative Expenses
        The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

3) Investment Information

   Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. At December 31, 2008, investment funds offered by the Plan include the following nationally traded mutual funds: the Fidelity Growth Company Fund, the Fidelity Diversified International Fund, the PIMCO Total Return Fund, the Dodge & Cox Stock Fund, the Vanguard Small-Cap Index Fund, the Vanguard Mid-Cap Index Fund, the Dreyfus Limited Term High Yield Bond Fund and the JP Morgan US Large Cap Core Plus Fund. Investment funds offered by the Plan at December 31, 2008 also included the following commingled funds: BGI S&P 500 Index, JPM SmartRetirement Income, JPM SmartRetirement 2010, JPM SmartRetirement 2015, JPM SmartRetirement 2020, JPM SmartRetirement 2025, JPM SmartRetirement 2030, JPM SmartRetirement 2035, JPM SmartRetirement 2040, JPM SmartRetirement 2045 and JPM SmartRetirement 2050. The BGI S&P 500 Index Fund replaced the Spartan U.S. Equity Index Fund on January 2, 2008, the JPM SmartRetirement Funds replaced the Fidelity Freedom Funds on February 1, 2008, and the Dodge & Cox Stock Fund replaced the Fidelity Equity Income Fund on August 1, 2008.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


   Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. In addition, participants cannot elect to reallocate their investment funds that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $4,873,876 as of December 31, 2008 and $3,545,519 as of December 31, 2007.

   During 2008, the Plan began investing in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio.

   The JP Morgan Stable Asset Fund entered into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

   To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value and, in the future, the crediting rate may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.

   The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


   The synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2008 are summarized below:

                        Major     Investments      Wrapper       Adjustment
                        Credit        at         Contracts at    to Contract
                        Rating     Fair Value     Fair Value        Value
                        ------    ------------   ------------   -------------
    Monumental Life
     Insurance Co.        AA        24,352,256        50,989       1,018,426
    ING Life Insurance
      and Annuity Co.     AA        24,352,236        50,989       1,018,426
                                  ------------       -------       ---------
    All Contracts                   48,704,492       101,978       2,036,852
                                  ============       =======       =========

   Participant accounts in the Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract,
   (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

   The average yield earned by the entire JP Morgan Stable Asset Fund for the year ended December 31, 2008 was 6.67%. The average yield earned by the entire fund, adjusted to reflect the actual interest rate credited to participants in the fund, for the year ended December 31, 2008 was 4.33%.

   Through July 31, 2008, participants could also elect to invest their funds in the Stable Asset Fund for Employee Benefit Plans. This fund was managed by Columbia Management Advisors, LLC and invested in fixed income contracts. In the 2007 Statement of Net Assets Available for Plan Benefits, the Plan was required to reflect this investment at fair value, with a corresponding adjustment to contract value (see Note 2(b)). The fair value of this fund as of December 31, 2007 was $49,561,320. The contract value of the fund as of December 31, 2007, which is a component of net assets available for plan benefits, totaled $49,795,159. This fund yielded approximately 4.82% in 2007.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


    In addition to the JP Morgan Stable Asset Fund described above, the following table represents the carrying value of other investments which were 5% or more of the Plan's net assets as of December 31, 2008 and December 31, 2007:

                                                      2008             2007
                                                     ------           ------
    Fidelity Growth Company Fund                  $29,713,208       52,115,894
    BGI S&P 500 Index                              26,913,608              N/A
    Fidelity Diversified International Fund        19,925,879       39,247,849
    PIMCO Total Return Fund                        19,874,282              N/A
    Dodge & Cox Stock Fund                         19,853,552              N/A
    Stable Asset Fund for Employee Benefit Plans          N/A       49,795,159
    Spartan US Equity Index Fund                          N/A       48,035,796
    Fidelity Equity Income Fund                           N/A       39,490,871

    During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(98,045,208) and $11,586,244, respectively, as follows:

                                                    Year Ended December 31,
                                                     2008             2007
                                                    ------           ------
    Shares in Registered Investment Companies  $ (70,920,497)     11,782,956
    Units in common collective trusts            (27,658,855)              -
    Hasbro Stock Fund                                534,144        (196,712)
                                                 -----------      ----------
                                               $ (98,045,208)     11,586,244
                                                 ===========      ==========

(4) Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 159,026 and 130,802 shares of Hasbro, Inc. common stock valued at $4,638,788 and $3,345,915, respectively, as of December 31, 2008 and 2007.
    These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

    Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


    Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

    The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

    The Internal Revenue Service issued a determination letter on January 21, 2003, which stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Fair Value Measurements

    Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure requirements regarding fair value measurements. The SFAS No. 157 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The adoption of SFAS No. 157 did not have an impact on the Plan's Statement of Net Assets Available for Plan Benefits or the Statement of Changes in Net Assets Available for Plan Benefits.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


    At December 31, 2008, the Plan had the following assets measured at fair value in its Statement of Net Assets Available for Plan Benefits:


                                             Fair Value Measurements at
                                               December 31, 2008 Using:
                                            ------------------------------
                                          Quoted
                                         Prices in
                                          Active
                                          Markets    Significant
                                           For          Other      Significant
                                         Identical   Observable   Unobservable
                              Fair        Assets        Inputs        Inputs
                              Value      (Level 1)    (Level 2)      (Level 3)
                            --------     --------     ---------    ----------
    Investments
    -----------
    Hasbro, Inc.
     Common Stock       $  4,638,788    4,638,788             -             -

    Mutual Funds         106,834,748  106,834,748             -             -

    Commingled Funds      62,685,926            -    62,685,926             -

    Synthetic GICs:

     Cash and Cash
      Equivalents             30,236       30,236             -             -

     U.S. Treasury Bonds     263,895      263,895             -             -

     Commingled Funds     48,410,361            -    48,410,361             -

     Wrapper Contracts       101,978            -             -       101,978
                         -----------  -----------   -----------     ---------
      Total Synthetic
       GICs               48,806,470      294,131    48,410,361       101,978
                         -----------  -----------   -----------     ---------
    Total Investments   $222,965,932  111,767,667   111,096,287       101,978
                         ===========  ===========   ===========     =========

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


    The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

    Hasbro, Inc. Common Stock: Valued at the composite closing price reported on the New York Stock Exchange.

    Mutual Funds: Valued at the net asset value ("NAV") of shares held by the plan at year-end.

    Commingled Funds: Valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

    U.S. Treasury Bonds: Valued at the closing price reported in the active market in which the individual security is traded.

    Synthetic Guaranteed Investment Contracts: The synthetic GICs are comprised of wrapper contracts and underlying investments as detailed in the table above and described in Note 3. The fair value of the wrapper contracts represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are valued as described above.

    The following is a reconciliation of the beginning and ending balances of the fair value measurements of the wrapper contracts which use significant unobservable inputs (Level 3):


    Balance at December 31, 2007                      $       -

     Unrealized gains (losses)                          101,978
                                                       --------
    Balance at December 31, 2008                      $ 101,978
                                                       ========

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2008 and 2007


 (9) Reconciliation to Form 5500

    The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2008.

    Per financial statements                               $ 242,597,730
    Employer contributions receivable                         (9,213,459)
    Accrued administrative expenses                              112,171
    Adjustment from contract value to fair value
      for fully-benefit responsive investment contracts       (2,036,852)
                                                             -----------
    Per Form 5500                                          $ 231,459,590
                                                             ===========


    The following is a reconciliation of the change in net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2008.

    Per financial statements                               $ (79,584,380)
    Employer contributions receivable                         (9,213,459)
    Accrued administrative expenses                              112,171
    Adjustment from contract value to fair value
      for fully-benefit responsive investment contracts       (2,036,852)
                                                             -----------
    Per Form 5500                                          $ (90,722,520)
                                                             ===========

    The accompanying financial statements are presented on the accrual basis of accounting and include accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                         Year ended December 31, 2008

    Issuer                       Investment Description         Fair Value
    ------                       -----------------------        -----------

Mutual Funds
------------

Fidelity Growth Company Fund*   606,887 shares in registered  $ 29,713,208 **
                                 investment company

Fidelity Diversified            926,354 shares in registered    19,925,879 **
 International Fund*             investment company

PIMCO Total Return Fund         1,959,988 shares in registered  19,874,282 **
                                  investment company

Dodge & Cox Stock Fund          266,956 shares in registered    19,853,552 **
                                 investment company

Vanguard Small-Cap Index        377,168 shares in registered     7,694,228
 Fund                            investment company

Vanguard Mid-Cap Index Fund     556,091 shares in registered     6,572,997
                                 investment company

Dreyfus Limited Term            337,652 shares in registered     1,708,518
 High Yield Bond Fund            investment company

JPMorgan US Large Cap           111,267 shares in registered     1,492,084
 Core Plus Fund                  investment company


Commingled Funds
----------------

BGI S&P 500 Index               920,753 units in common         26,913,608 **
                                 collective trust

JPM SmartRetirement 2020        843,399 units in common          7,911,079
                                 collective trust

JPM SmartRetirement 2015        593,051 units in common          5,598,404
                                 collective trust

JPM SmartRetirement 2025        492,046 units in common          5,520,752
                                 collective trust

JPM SmartRetirement 2030        617,818 units in common          5,473,868
                                 collective trust

JPM SmartRetirement 2035        364,259 units in common          3,890,287
                                 collective trust

JPM SmartRetirement 2010        387,183 units in common          3,782,780
                                 collective trust

JPM SmartRetirement 2040        228,640 units in common          2,002,887
                                 collective trust

JPM SmartRetirement Income      90,489 units in common             880,453
                                 collective trust

JPM SmartRetirement 2045        64,370 units in common             677,815
                                 collective trust

JPM SmartRetirement 2050        3,403 units in common               33,993
                                 collective trust

Synthetic Guaranteed
 Investment Contracts
----------------------

Cash and Cash Equivalents                                           30,236

Wrapper Contracts:

 Monumental Life Insurance Co.  Wrapper contract                    50,989

 ING Life Insurance and
   Annuity Co.                  Wrapper contract                    50,989

Commingled Funds:

 JPMCB Intermediate Bond Fund   4,272,191 units in common       48,275,758 **
                                 collective trust

 JPMCB Liquidity Fund           134,341 units in common            134,603
                                 collective trust

U.S. Treasury Bonds:

 U.S. Treasury N/B              160,000 par; 2.375% interest;      166,147
  Security ID: 912828JJ          Maturity date: 08/31/2010

 U.S. Treasury N/B              85,000 par; 2.000% interest;        87,573
  Security ID: 912828JL          Maturity date: 09/30/2010

 U.S. Treasury N/B              10,000 par; 1.500% interest;        10,175
  Security ID: 912828JP          Maturity date: 10/31/2010


Common Stock
------------

 Hasbro Stock Fund *            159,026 shares of Hasbro, Inc.   4,638,788
                                  common stock

Cash and Cash Equivalents
-------------------------

 Fidelity STIF *                 Cash equivalents                2,736,942

 Hasbro Stock Fund *             Cash                              235,088
                                                               -----------
  Investments and Cash                                       $ 225,937,962
                                                               ===========

Loans to Participants*       759 loans with interest rates
                             from 4.0% to 8.25% and maturity
                             dates from 2009 to 2017         $   5,349,883
                                                               ===========

  *Party-in-interest

 **Represents greater than 5% of Plan assets at December 31, 2008.

See accompanying report of independent registered public accounting firm.